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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: June 28, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (“RSM”, “Corporation” or “Company”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ended January 31, 2007. The MD&A was prepared as of May 23, 2007 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2007 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporation’s common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2007 and will continue to be its focus in fiscal 2008.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation’s production capacity. Capital for the development of the current controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the year ending January 31, 2007 was $5,431,480 as compared to the net loss of $1,611,057 for the year ending January 31, 2006. The difference of $3,820,423 is principally the result of compensation expense resulting from stock options granted to officers, directors and a consultant during the current year in the amount of $3,838,926 versus $739,006 in the prior year for an increase of $3,099,920.

General and Administrative expenses increased from $266,505 for the year ended January 31, 2006 to $618,962 for the year ended January 31, 2007. The increase of $352,457 is mainly the result of Professional Fees which increased by $221,269, Corporate Development Expense which increased by $57,618 and Advertising Expense which increased by $45,539. Amortization increased from $191,877 in 2006 to $540,289 in 2007, for an increase of $348,412, and consulting fees which increased from $295,707 for the year ended January 31, 2006 to $443,693 for the year ending January 31, 2007, for an increase of $147,986. All increases are a direct result of increased activity on the Company’s mineral projects.

Offsetting the aforementioned increases in expenses is interest income of $391,420 for the year ended January 31, 2007 versus none for the same period in 2006. In addition, the Company wrote off exploration properties amounting to $367,467 during the year ending January 31, 2006 versus none for the year ending January 31, 2007.

The Company owns a 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad, Mustang Canyon, and Dark Star projects in Elko County, the Fondaway Canyon, Dixie, and Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts are constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily for potential gold mineralization. The bulk sampling program is well underway and includes several month of stockpiled material on the surface. During the period from November to April a regrinding circuit was installed to improve upon gold recoveries. Currently surface infrastructure at Goldwedge includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by fiscal year-end 2007. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as of January 31, 2007 was $9,654,288 compared to $795,095 at January 31, 2006, an increase of $8,859,193. The increase is attributable to the private placement offerings completed during the first quarter of 2006. The Company also had $433,699 in short term investments at January 31, 2007, compared to $436,378 in 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share of common stock at a price of $0.50 CDN until March 31, 2007.

In addition, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants. Each warrant entitles the agent to acquire one additional share of common stock of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005, whereby 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of the Company’s common stock at a price of $0.50 CDN per share until April 26, 2007.

As partial compensation for their services, the agents for this financing received 45,000 common shares and 247,500 warrants, each warrant entitles the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to subscribe for one share of common stock at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at January 31, 2007 were $10,438,324 as compared to $1,445,200 at January 31, 2006. Exploration properties at January 31, 2007 were $7,788,107 compared to $3,810,519 at January 31, 2006 and represent an increase of $3,977,588. Equipment increased from $1,258,994 at January 31, 2006 to $2,056,392 at January 31, 2007 resulting in an increase of $797,398, net of amortization. Both increases are the result of continued construction at the Gold Wedge Project. Total assets as at January 31, 2007 were $20,464,590 as compared to $6,646,480 at January 31, 2006. This represents an increase of $13,818,110 and is due primarily to cash remaining from the aforementioned private placement offerings and continued operations on the Gold Wedge project.

Current liabilities as at January 31, 2007 were $202,157 compared to $221,733 at January 31, 2006, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Corporation is authorized to issue an unlimited number of Common Shares of which 78,275,275 are outstanding as at January 31, 2007. As at January 31, 2007 the Corporation had outstanding options to purchase 7,826,500 common shares with exercise prices from $0.26-1.44 CDN per share and expiration dates ranging from April 2007 to October 2011. The Corporation also had 11,219,283 Warrants outstanding as of January 31, 2007. The exercise prices of the Warrants range from $0.50 CDN to $1.75 CDN and, if not exercised, expire from March 2007 through April 2008. (See notes 8-10 of the Company’s January 31, 2007 audited financial statements for more details about the Company’s stock, stock options and warrants.)

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

		January 31		Cumulative from date of inception 6/26/1996
	2007	2006	2005
Statement of Operations
Revenue	0	0	0	$0
Interest Income	391,420	0	0	410,034
Administrative Expenses	5,441,870	1,493,095	572,318	9,705,242
Net loss for the year	(5,431,480)	(1,611,057)	(475,409)	14,154,630
Deficit, beginning of year	(9,463,890)	(7,852,833)	(7,377,424)	(740,740)
Deficit, end of year	(14,895,370)	(9,463,890)	(7,852,833)	(14,895,370)
Earnings (loss) per common share basic and diluted	(0.07)	(0.03)	(0.01)
Balance Sheet	2007	2006
Current Assets	10,438,324	1,445,200
Interest in Mineral Properties and Related Deferred Exploration Costs	7,788,107	3,810,519
Equipment, Net	2,056,392	1,258,994
Current Liabilities	(202,157)	(221,733)

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended January 31, 2007	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3 Mos Ended July 31, 2005	3 Mos Ended April 30, 2005
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses 1	$686,309	($743,184)	($4,967,218)	($417,777)	($669,034)	($170,726)	($314,585)	($338,750)
Other Income (Losses), net 2	(356,661)	283,730	529,013	(445,692)	67,142	(197,916)	16,328	(3,516)
Net Income (Loss)	329,648	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)	($298,257)	($342,266)
Net Income (Loss) per Common share basic and diluted	(0.00)	(0.00)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

1 Expenses in the 3 months ended January 31, 2007 reflect an adjustment of $1,749,130 for payroll and related expenses which were capitalized to the Gold Wedge Project in Mineral Properties. 2 Other Income (Losses) consists of interest income, write-off of mineral properties and foreign exchange gains and losses, shown net.

Exploration Properties

The following table reflects the exploration properties and expenditures during the year ending January 31, 2007. For more information refer to Note 5 of the January 31, 2007 audited financial statements.

Additions

Opening Balance		(See details	Ending Balance
January 31, 2006		below)	January 31, 2007
Gold Wedge Project	$2,636,862	$3,516,345	$6,153,207
Pinon Project	762,285	385,974	1,148,259
Railroad Project	175,670	40,143	215,813
Fondaway Project	127,652	35,126	162,778
Como Project	108,050	0	108,050

$3,810,519 $3,977,588 $7,788,107

Detail of Mineral Properties
Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase

Gold Wedge Project

Opening balance

Property Acquisition costs Travel Mine development costs Drilling General exploration Professional fees Consulting fees and payroll Office and general Analysis and assays Supplies, Equipment and

$2,636,862 $1,460,443 $264,119 $0

171,376 184,892 77,737 70,862 293,519 237,867 53,185 78,790

5,023 38,776 0 33,740 1,377,706 243,297 335,767 79,701 30,063 22,240

111,122 506,39940,770 212,553 207,662 741,133146,441 278,416

8,188 133,35329,513 72,636 619,528 2,324,926 0 415,968 18,222 94,722

1,171,969 186,254 14,878 1,373,101

transportation Activity during the period 3,516,345 1,176,419 1,196,324 6,153,207 Closing balance $6,153,207 $2,636,862 $1,460,443 $6,153,207

Pinon Project

Opening balance

Property Acquisition costs Travel Drilling General exploration Professional fees Office and general Geologist Consulting fees Reclamation costs Analysis and assays Supplies, Equipment and $762,285 $600,538 $511,043 $0

34,047 40,258 0 801

8,333 72,780 00 00

15,296 2,698

0 25,008 151,133 19,537 167,785 0

9,380 382

42,156 425,5701,201 11,8502,259 130,600

0 7,765

0 66,273 7,983 43,7073,127 32,6536,192 194,902

0 167,785 26,577 66,871

0 283 0 283

transportation Activity during the period 385,974 161,747 89,495 1,148,259 Closing balance $1,148,259 $762,285 $600,538 $1,148,259

Cumulative
from date of
inception of
exploration
For the years ended January 31	2007	2006	2005	phase
Railroad Project
Opening balance	$175,670	$175,670	$122,732	$0
Property Acquisition costs	40,143	0	52,938	215,813
Activity during the period	40,143	0	52,938	215,813
Closing balance	$215,813	$175,670	$175,670	$215,813
Fondaway Project
Opening balance	$127,652	$96,028	$43,999	$0
Property Acquisition costs	35,126	31,624	51,678	162,427
Analysis and assays	0	0	351	351
Activity during the period	35,126	31,624	52,029	162,778
Closing balance	$162,778	$127,652	$96,028	$162,778
Como Project
Opening balance	$108,050	$86,330	$126,124	$0
Property Acquisition costs	0	0	0	35,695
Travel	0	0	0	2,806
Geologist	0	0	0	5,098
Consulting	0	0	0	41,532
Rent	0	21,720	0	53,575
Analysis and assays	0	0	0	9,138
Written off	0	0	(39,794)	(39,794)

Activity during the period 0 21,720 (39,794) 108,050 Closing balance $108,050 $108,050 $86,330 $108,050

Cumulative from date of inception of exploration For the years ended January 31 2007 2006 2005 phase

Manhattan Project
Opening balance	$0	$191,065	$172,031	$0
Property Acquisition costs	0	0	0	$27,707
Travel	0	0	0	28,253
General exploration	0	1,458	19,034	63,219
Consulting	0	0	0	47,743
Analysis and assays	0	0	0	25,601
Written off	0	(192,523)	0	(192,523)

Activity during the period 0 (191,065) 19,034 Closing balance $0 $0 $191,065 $0

Other Projects
Opening balance	$0	$54,053	$13,396	$0
Cumulative expenditures
from date of
inception	0	0	0	3,410,396
Expenditures during the
period	0	120,891	40,657	161,548
Written off	0	(174,944)	0	(3,571,944)
Activity during the period	0	(54,053)	40,657	0
Closing balance	$0	$0	$54,053	$0
TOTAL	$7,788,107	$3,810,519	$2,664,127	$7,788,107

Transactions with Related Parties 2007 2006

2005

Due from (to) related parties

)

The President & Director of the Company(1 $17,.402 $18,049 $11,095

)

Sharpe Resources Corporation(2 104,984 108,293 51,142 $122,386 $126,342 $62,237

(1)
This advance is unsecured, non-interest bearing and has no set terms of repayment.

(2)
Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.

Consulting fees include a bonus of $170,000 (2006 - $nil; 2005 - $nil) and salary of $252,621 (2006 - $96,192; 2005 - $nil) paid to the President of the Company.

Consulting fees include salary of $48,923 (2006 - $nil; 2005 $nil) paid to an employee who is also a family member of the President and Director of the Company.

Consulting fees include compensation of $12,155 (2006 - $nil; 2005 - $nil) paid to the CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Lawsuit

On October 11, 2006 the Company received a document purporting to constitute a requisition from a group of shareholder of the Company (“the Dissident Group”) alleging that they hold more than 10% of the Company’s shares. The documents received requested that a shareholders meeting be called to consider the removal and replacement of the existing board of directors of the Company.

The board of directors of the Company has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the New Brunswick Corporations Act.

While reserving all of its rights in this regard, the board of directors of the Company has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of the Company’s board of directors will be considered.

On October 28, 2006, the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D. On May 17, 2007, the Court ordered the striking of the defendants’ answer and the Clerk of the Court entered defendants’ default. A hearing on the Company’s motion for entry of judgment is scheduled to be held by the Court on June 18, 2007.

There is a pending action against Messrs. Luke Norman and Timothy Master, two former employees of the Company. The September 25, 2006 complaint alleges that while employed by Royal Standard and thereafter, contrary to their duties to Royal Standard, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of Royal Standard. In November 2006 Mr. Norman filed a counter complaint against Royal Standard Minerals Inc. without specifying damages. In the opinion of management this complaint is without merit.

The Company is seeking injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding the Company. In addition to the injunctive relief, the Company seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

Changes in Accounting Policies

The Accounting Standard Board issued new accounting standards, effective for financial statements relating to fiscal years beginning on or after October 1, 2006, dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income. Consistent with US and international reporting requirements, these standards require that certain gains and losses be recorded in a separate statement as comprehensive income. Fair value is considered the most relevant measure for financial instruments, which are any contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party. The company intends to adopt these policies effective February 1, 2007 and will report comprehensive income, equity and financial instruments in accordance with the relevant sections of the CICA Handbook (sections 1530, 3251, and 3855, respectively).

In addition to disclosing a new comprehensive income statement, the primary effect on the Company will be that all financial instruments will be measured at fair value. The Company will be required to separately disclose available-for-sale financial assets, which are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Any gains and losses arising from a change in the fair value of a financial asset or financial liability that is classified as held for trading (including assets previously disclosed as marketable securities, but excluding hedges) will be recognized in net income in the periods in which they arise. Certain gains and losses on financial assets classified as available for sale will be recognized in other comprehensive income until the financial asset is no longer recognized or becomes impaired.

Disclosure Controls and Procedures

RSM’s President and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining the Company’s disclosure controls and procedures. Access to material information is facilitated by the small size of RSM’s management team. The President and the CFO, after evaluating the effectiveness of the RSM disclosure controls and procedures as of January 31, 2007, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to RSM and its subsidiaries would have been known to them.

The President and CFO have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in the precious metal prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA June 11, 2007